

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
John L. Krug	Mark Udell

COMPANY:	DATE:
SEC	1/28/11

FAX NUMBER:	TOTAL NO. OF PAGES INCLUDING COVER:
(202) 772-9291	3

PHONE NUMBER:	SENDER'S REFERENCE NUMBER:

RE:	YOUR REFERENCE NUMBER:
HealthSport, Inc's response to SEC Comments (File #000-23100)	

☑ URGENT   ☑ FOR REVIEW   ☐ PLEASE COMMENT   ☐ PLEASE REPLY   ☐ PLEASE RECYCLE

NOTES/COMMENTS:

CONFIDENTIAL

John,

Please find attached HealthSport, Inc's response to your comments dated on January 13, 2011 in regards to our Form 10-K filed on March 31, 2010 (File No. 000-23100).

If you have any questions, please feel free to call me at (805) 822-5090.

Regards,

Mark Udell
Chief Accounting Officer
HealthSport, Inc.



January 28, 2011

Via Fax

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler

> Re: HealthSport, Inc.
> Form 10-K Filed on March 31, 2010
> File Number 000-23100

Mr. Riedler:

On behalf of HealthSport, Inc. (the "**Company**"), I am providing the following responses to the comments set forth in the comment letter of the staff (the "**Staff**") of the Division of Corporation Finance of the Securities and Exchange Commission (the "**Commission**") dated January 13, 2011 (the "**Comment Letter**") relating to the above-referenced Form 10-K filed on March 31, 2010 (the "**Form 10-K**").

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

1.   **We note your response to comment 1 and reissue the comment in part. Please provide a more substantive analysis that addresses:**

    1) **The basis for your belief that you have no obligation under Delaware law or your governing instruments regarding the need to elect directors and/or hold annual meetings;**
    2) **The basis for your belief that annual or other meetings are required only if your financial position has improved;**
    3) **The basis for your belief that a merger with SMI does not require a vote of your shareholders under Delaware law; and**
    4) **The basis for your belief that if Delaware law does not require a shareholder vote pertaining to a potential merger or other material corporate event, the company is not required to file a proxy or information statement pertaining to such transaction or event. In this regard, we note the requirements of Rule 14c-2 regarding the distribution of an information statement with respect to corporate action by written authorization or consent.**

    Response:

    We note the Staff's comment and make the following response:

    1) It is our interpretation that under Delaware Corporate Code Section 211, there is no specific requirement to hold an annual meeting. In the event a meeting is not held for a period of 13 months following the date of the last annual meeting, then the Delaware Court of Chancery may order a meeting to be held upon the application of any stockholder or director. As of the

date of this letter and to our knowledge, no such application has been made, and we have not received such an order from the Court of Chancery. Regarding directors, under Delaware Corporate Code Section 141, a director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

2) We do not believe that our financial position has any bearing on our requirements under Delaware law relating to annual meetings.

3) The proposed merger with SMI is a "triangular" merger into a wholly owned subsidiary of HealthSport, Inc. Therefore, it is our interpretation that under Delaware Corporate Code Section 251, no vote of the shareholders is required for such transaction.

4) In the event that the proposed merger with SMI occurs, we confirm that we will file any and all necessary disclosures or information statements related to such transaction.

2.   **We note your response to comment 4. Please confirm that your proposed disclosure in future filings will be expanded to update the discussion to also include 2010 data and the status of your agreements with Perrigo and Destiny. In addition, please confirm you will disclose the aggregate amount of commissions you have advanced to Destiny and the amount of commissions Destiny has earned under the agreement.**

Response:

We note the Staff's comment and confirm that our future filings will be expanded to update the discussion to also include 2010 data and the status of your agreements with Perrigo and Destiny. We also confirm that our future filings will disclose the aggregate amount of commissions we have advanced to Destiny and the amount of commissions Destiny has earned under the agreement.

*   *   *

Please do not hesitate to call me at (805) 822-5090 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

HealthSport, Inc.



By: Kevin Taheri
Title: Chief Executive Officer